[Correspondence filed by EDGAR]

                            [U.S. Trust Letter Head]

                                February 22, 2006

Larry Greene
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission


Dear Mr. Greene:

This letter is to confirm our conversation regarding certain comments (delineated below) that were provided by the Staff of the Securities and Exchange Commission on February 17, 2006, regarding the Excelsior Directional Hedge Fund of Funds, LLC's (the "Fund") Schedule TO-I/A filing.

Your comments and my responses are included below.

       Comment 1: To include a transmittal letter with the Schedule TO-I/A filing.

       Response:  Future filings will include a transmittal letter.

       Comment 2: The current disclosure in the Schedule TO-I/A reads that "[_____] Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer." You advised that the language should be revised to read that "[_____] Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase AND PAID by the Fund in accordance with the terms of the Offer." [Emphasis added].

       Response:  Future filings will include the revised statement above.

I believe these actions address your comments. Thank you for your review and comments.

Sincerely,

/s/ Petros L. Tsirigotis
------------------------
Petros L. Tsirigotis
Senior Vice President and Assistant General Counsel